MAXCOM REPORTS RESULTS FOR THE SECOND QUARTER OF 2011

Mexico City, July 26, 2011. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended June 30, 2011

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures are expressed in millions of current Mexican Pesos. Numbers may vary due to rounding.

Results | Second Quarter 2011

Financial Summary:

	2Q11	2Q10	Δ%	6M11	6M10	Δ%
Million Pesos
Revenues	592	655	(10%)	1,182	1,291	(8%)
EBITDA	201	162	24%	401	321	25%
EBITDA Margin	34%	25%		34%	25%
Adj. EBITDA	205	164	25%	406	323	26%
Adj. EBITDA Margin	35%	25%		34%	25%
Net Income	(51)	(74)	N.A.	(90)	(131)	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, decreased 2% to 546,380 in 2Q11 compared to the same period last year. The Company recorded RGU net disconnections of 2,855 during the quarter.
•	Total company customer base decreased by 1% to reach 243,320 customers.
•	When compared to the same period last year, voice RGUs decreased by 6% to reach 362,722. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 26% to 94,306 in comparison to 74,865 in 2Q10.
•	The number of coin operated public phones totaled 41,004 a decrease of 1% in comparison to those in 2Q10.
•	The total mobile RGU base totaled 34,665 units which is 25% less than the number registered in 2Q10.
•	Pay TV number of RGUs reached 51,712 which is 12% more than the the number recorded in 2Q10.
•	Residential RGU per customer increased stayed almost flat in 1.7 in 2Q11 compared to the same ratio in 2Q10.
•	Commercial RGU per customer stayed almost flat; decreased from 18.4 in 2Q10 to 18.1 in 2Q11.

Operating Results

	2Q11	2Q10	D%
Residential Customers	239,580	240,444	0%
Voice	222,771	235,326	(5%)
Data	91,730	71,482	28%
Mobile	27,855	38,979	(29%)
TV	51,712	46,086	12%

Residential RGUs	410,533	410,110	0%
Voice	229,979	242,919	(5%)
Data	94,306	74,865	26%
Mobile	34,536	46,240	(25%)
TV	51,712	46,086	12%
RGU per Residential Customer	1.7	1.7	0%

Commercial Customers	3,688	4,271	(14%)
Voice	3,403	3,982	(15%)
Data	1,401	1,496	(6%)
Mobile	27	36	(25%)
Other	171	197	(13%)

Commercial RGUs	66,694	78,385	(15%)
Voice	63,590	74,772	(15%)
Data	2,667	2,938	(9%)
Mobile	129	209	(38%)
Other	308	466	(34%)
RGU per Commercial Customer	18.1	18.4	(2%)

Public Telephony RGUs	41,004	41,334	(1%)

Wholesale RGUs	28,149	27,165	4%

Total RGUs	546,380	556,994	(2%)

Voice RGUs (voice lines in service)	362,722	386,190	(6%)
Total Number of Customers	243,320	244,761	(1%)

Revenues

Maxcom total revenues for the second quarter of 2011 were Ps.592 million, a decrease of 10% over revenues of Ps.655 million recorded in the second quarter of 2010. The following table is a breakdown of the sources of revenue for the Company.

		2Q11	Weight %		2Q10	Weight %	Δ%
Residential	Ps.	253	43%	Ps.	256	39%	(1%)
Commercial		150	25%		180	28%	(17%)
Public Telephony		56	9%		96	15%	(42%)
Wholesale		130	22%		120	18%	8%
Other Revenue		3	1%		3	0%	0%
Total	Ps.	592	100%	Ps.	655	100%	(10%)

Total revenues for the first six months ended June 30, 2011 were Ps.1,182 million, a decrease of 8% over revenue of Ps.1,291 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

		6M11	Weight %		6M10	Weight %	Δ %
Residential	Ps.	510	43%	Ps.	486	38%	5%
Commercial		302	26%		361	28%	(16%)
Public Telephony		124	10%		194	15%	(36%)
Wholesale		239	20%		244	19%	(2%)
Other Revenue		7	1%		6	0%	17%
Total	Ps.	1,182	100%	Ps.	1,291	100%	(8%)

Residential
Residential revenues represented 43% of the total during 2Q11, compared with 38% in 2Q10. Revenues in the residential business segment reached Ps.253 million, a decrease of 1% or Ps.3 million in comparison to Ps.256 million recorded in 2Q10.

The Ps.3 million decrease in revenues was mainly the effect of:

1.	Lower usage charges by approximately Ps.20 million.
2.	Lower recurrent charges in voice by approximately Ps.9 million.

However, and partially offsetting this decrease, recurrent charges in data and pay TV increased by approximately Ps.26 million.

For the six months ended June 30, 2011, revenues from the residential business totaled Ps.510 million, or a 5% increase in comparison to the Ps.486 million registered in the same period 2010.

ARPU (average revenue per unit) for the residential business for 2Q11 was Ps.189 which is 11% less than the Ps.212 recorded in 2Q10.

Residential RGU per customer stayed almost flat in 1.7 in 2Q11, same as the 1.7 in 2Q10.

Commercial
Commercial revenues represented 26% of the total during 2Q11, compared to 28% registered in 2Q10. Revenues in the Commercial Business reached Ps.150 million, a decrease of 17% in comparison to Ps.180 million recorded in 2Q10.

The 17% or Ps.30 million decrease in revenues during 2Q11 is mainly explained by a decrease in usage charges.

For the six months ended June 30, 2011, revenues from the commercial business totaled Ps.302 million, a 16% decrease in comparison to the Ps.361 million registered in the same period 2010.

ARPU of the commercial business for 2Q11 reached Ps.758 which is 1% lower than the Ps.762 recorded in 2Q10.

In addition, RGU per commercial customer stayed almost flat in 18.1 for the 2Q11 compared to 18.4 in 2Q10.

Public Telephony
Public Telephony represented 10% of total revenues during 2Q11. Revenues in this business unit totaled Ps.56 million, a decrease of 53% when compared to Ps.120 million in 2Q10. The decrease in revenues is attributed to a reduction in network usage.

For the six months ended June 30, 2011, revenues from the public telephony business totaled Ps.124 million, a 36% decrease in comparison to the Ps.194 million registered in the same period 2010.

Wholesale
In 2Q11, Wholesale revenues increased by 8% to reach Ps.130 million, in comparison to the Ps.120 million registered during the same period in the previous year. The increase in the Wholesale business revenues was mainly driven by higher traffic volume.

For the six months ended June 30, 2011, revenues from the Wholesale business totaled Ps.239 million, a 2% decrease in comparison to the Ps.244 million registered in the same period 2010.

Other Revenue
Other revenues contributed marginally and reached Ps.3 million, similar to Ps.3 million registered in 2Q10. For the six months ended June 30, 2011, other revenues totaled Ps.7 million, similar to the Ps.6 million registered in the same period 2010.

Network Operation Cost

Network Operation Costs in 2Q11 decreased by 32% or Ps.92 million to reach Ps.200 million in comparison to Ps.292 million in 2Q10. This decrease was mainly due to a Ps.90 million or 35% decrease in network operating services.

The Ps.90 million decrease in network operating services was mostly due to a reduction of cost in CPP and CPPN “Calling Party Pays” that amounted Ps.81 million, circuit leases of Ps.6 million and LD “Long Distance” interconnection of Ps.8 million.
For the six months ended June 30, 2011 network operation costs totaled Ps.410 million, a 29% decrease when compared to the Ps.578 million registered in the same period of last year.

SG&A

SG&A expenses were Ps.192 million in 2Q11, 4% or Ps.9 million under the Ps.201 million reported in the same period of 2010. The Ps.9 million decrease was mainly driven by a reduction in payroll and external commissions, and was partially offsetting by higher cost in external advisors, bad debt reserve and maintenance.

For the six months ended June 30, 2011 SG&A expenses totaled Ps.370 million, 6% below Ps.392 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 2Q11 was Ps.201 million, quite above the Ps.162 million registered in the same period of last year. EBITDA Margin was 34% during the period, 900 bps higher that the 25% recorded in 2Q10. For the six months ended June 30, 2011, EBITDA amounted to Ps.401 million, a 25% increase in comparison to the Ps.321 million recorded in the same period of 2010. EBITDA margin for the six months of 2011 was 34%, quite above the 25% registered in the same period of 2010.

Adjusted EBITDA for 2Q11 was Ps.205 million, 25% higher than Ps.164 million in the same period of last year. Adjusted EBITDA Margin was 35% during the period, quite above the 25% of 2Q10. For the six months ended June 30, 2011, Adjusted EBITDA amounted to Ps.406 million, a 26% increase in comparison to the Ps.323 million recorded in the same period of 2010. Adjusted EBITDA margin for the first six months of 2011 was 34%, sharply over the 25% registered during the same period of 2010.

Operating Income

The Company recorded an operating income for 2Q11 of Ps.29 million which compares favorably with an operating loss of Ps.10 million for the same period of 2010. For the six months ended June 30, 2011 the company reported an operating income of Ps.57 million, in comparison to operating loss of Ps.26 million reported in the same period last year.

Depreciation charges during the quarter were Ps.172 million, quasi flat when compared to Ps.172 million reported during 2Q10.

Comprehensive Financial Result

During the quarter, the Company registered a comprehensive financial result of Ps.66 million, a Ps.17 million increase when compared to Ps.49 million in the same period of 2010.

	2Q11	2Q10	ΔPs.	D%
Interest Expense	71	77	(6)	(8%)
Interest (Income)	0	(1)	1	N.A.
Exchange Rate (Gain) Loss – Net	(5)	(28)	23	N.A.
Total	66	49	17	35%

The higher comprehensive financial result was a consequence of lower exchange rate gains when compared to the same period last year, Ps.23 million below as a consequence of the peso exchange rate movements during the period.

For the six months ended June 30, 2011, comprehensive financial result for the Company reached Ps.106 million, compared to the Ps.65 million recorded in the same period of 2010.

Taxes

The Company did not record any deferred income tax provisions during the quarter.

Net Income

The Company posted a net loss during 2Q11 of Ps.51 million, in comparison to a net loss of Ps.74 million reported in the same period of 2010. For the six months ended June 30, 2011, the Company registered a net loss of Ps.90 million in comparison to the net loss of Ps.131 million recorded in the same period of 2010.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended June 30, 2011	Quarter Ended June 30, 2010
Resources from Operations and Working Capital	208	142
CAPEX	(96)	(197)
Free Cash Flow	112	(55)
Financing Activities	(165)	(107)
Cash and Cash Equivalents at the Start of the Period	382	841
Cash and Cash Equivalents at the End of the Period	329	679

Millions of Pesos	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Resources from Operations and Working Capital	361	272
CAPEX	(166)	(351)
Free Cash Flow	195	(79)
Financing Activities	(241)	(229)
Cash and Cash Equivalents at the Start of the Period	375	987
Cash and Cash Equivalents at the End of the Period	329	679

Capital Expenditures

Capital Expenditures during the period totaled Ps.96 million, lower than the Ps.197 million recorded in 2Q10. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network.

For the six months ended June 30, 2011, capital expenditures reached Ps.166 million, in comparison to the Ps.351 million recorded in the same period of 2010.

Indebtedness

At June 30, 2011 the Company reported its Indebtedness level at Ps.2,415 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.0 times and the Net Debt to EBITDA is at 2.6 times.

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About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:
Manuel S. Pérez Mexico City, Mexico (52 55) 4770-1170 manuel.perez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand of Mexican Pesos (''Ps.'')

	As of June 30,		As of December 31,		As of June 30,
	2011		2010		2010
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps.	329,432	Ps.	375,224	Ps.	678,772
		329,432		375,224		678,772
Accounts receivable:
Customers, net of allowance		793,178		714,661		754,903
Value added tax refundable		173,317		206,743		198,120
Other sundry debtors		75,499		67,720		70,597
		1,041,994		989,124		1,023,620

Inventory		12,723		25,678		22,005
Prepaid expenses		31,070		31,647		34,026
Total current assets		1,415,219		1,421,673		1,758,423

Frequency rights, net		44,040		47,282		56,153
Telephone network systems and equipment, net		4,228,558		4,391,993		4,924,620
Intangible assets, net		177,954		213,212		208,100
Financial instruments		21,881		8,402		79,298
Deposits		7,590		7,526		7,502
Deferred taxes		-		-		229,828
Prepaid expenses long term		-		6,881		8,095
Other assets		2,151		2,151		2,151

Total assets	Ps.	5,897,393	Ps.	6,099,120	Ps.	7,274,170

LIABILITIES
CURRENT LIABILITIES:
Interest payable		11,411		12,705		12,200
Accounts payable and accrued expenses		368,054		379,437		499,916
Notes payable		2,423		1,693		675
Customers deposits		1,999		2,158		2,266
Hedging valuation		-		13,534		-
Payroll and other taxes payable		103,383		94,403		64,559
Total current liabilities		487,270		503,930		579,616

LONG-TERM LIABILITIES:
Senior notes		2,367,780		2,471,420		2,531,340
Notes payable		5,987		4,920		1,350
Other accounts payable		44,021		48,374		52,736
Deferred taxes		9,248		9,248		-
Pensions and post-retirement obligations		32,460		27,294		36,985
Other long term liabilities		42,770		43,408		40,743
Long Term Liabilities		2,502,266		2,604,664		2,663,154
Total liabilities	Ps.	2,989,536	Ps.	3,108,594	Ps.	3,242,770

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244		5,410,244
Premium on capital stock		818,968		813,135		811,054
Accumulated deficit		(3,231,789)		(2,046,911)		(2,046,911)
Net profit (loss) for the period		(89,566)		(1,184,878)		(130,676)
Share repurchase program		-		(1,064)		(12,311)
Total shareholders' equity	Ps.	2,907,857	Ps.	2,990,526	Ps.	4,031,400

Total liabitilies and equity	Ps.	5,897,393	Ps.	6,099,120	Ps.	7,274,170

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos (''Ps.'')

	3 months ended June 30,						6 months ended June 30,

	2011		%	2010		%	2011	%	2010	%

TOTAL REVENUES	Ps.	592,421	100%	Ps.	655,191	100%	$1,181,616	100%	$1,290,937	100%

Network operating services		168,302	28%		258,643	39%	341,995	29%	518,643	40%
Technical expenses		28,641	5%		29,782	5%	63,315	5%	52,397	4%
Installation expenses		2,613	0%		3,504	1%	5,124	0%	6,694	1%
Cost of network operation		199,556	34%		291,929	45%	410,434	35%	577,734	45%

GROSS PROFIT		392,865	66%		363,262	55%	771,182	65%	713,203	55%

Selling, general and administrative expenses		191,807	32%		201,223	31%	369,708	31%	392,119	30%

EBITDA		201,058	34%		162,039	25%	401,474	34%	321,084	25%

Depreciation and amortization		171,806			171,618		344,605		347,262

Operating income (loss)		29,252			(9,579)		56,869		(26,178)

Comprehensive (income) cost of financing:
Interest expense		70,786			77,354		143,579		163,411
Interest (income) loss, net		(453)			(675)		(668)		(13,277)
Exchange (income) loss, net		(4,280)			(27,837)		(37,307)		(85,144)
		66,053			48,842		105,604		64,990

Other (Income) Expense		14,352			15,468		31,872		21,875
Restructuring		-			-		8,959		17,633

INCOME (LOSS) BEFORE TAXES		(51,153)			(73,889)		(89,566)		(130,676)

Taxes:
Income tax		-			-		-		-
Total tax		-			-		-		-

NET INCOME (LOSS)	Ps.	(51,153)		Ps.	(73,889)		$(89,566)		$(130,676)

Adjusted EBITDA		205,345			163,612		406,403		323,188
% of revenue adjusted EBITDA		35%			25%		34%		25%

Weighted average basic shares		789,819			789,819		789,819		789,819
Weighted average fully diluted		832,569			833,631		832,569		833,631

Earnings per share basic		(0.06)			(0.09)		(0.11)		(0.17)
Earnings per share diluted		(0.06)			(0.09)		(0.11)		(0.16)

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2009	Ps.	5,410,244	Ps.	808,566	Ps.	(2,046,911)	Ps.	(11,927)	Ps.	4,159,972

Stock option plan				2,488						2,488

Repurchase of shares								(384)		(384)

Comprehensive net loss						(130,676)				(130,676)

Balances as of June 30, 2010	Ps.	5,410,244	Ps.	811,054	Ps.	(2,177,587)	Ps.	(12,311)	Ps.	4,031,400

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
Thousand of Mexican Pesos (''Ps.'')

			Additional						Total
	Capital		paid-in				Repurchase		shareholders'
	stock		capital		Deficit		of shares		equity

Balances as of December 31, 2010	Ps.	5,410,244	Ps.	813,135	Ps.	(3,231,789)	Ps.	(1,064)	Ps.	2,990,526

Stock option plan				5,833						5,833

Repurchase of shares								1,064		1,064

Comprehensive net loss						(89,566)				(89,566)

Balances as of June 30, 2011	Ps.	5,410,244	Ps.	818,968	Ps.	(3,321,355)	Ps.	-	Ps.	2,907,857

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Thousand of Mexican Pesos (''Ps.'')

	3 months ended June 30,				6 months ended June 30,

	2011		2010		2011		2010

Operating Activities:
Income before taxes	Ps.	(51,153)	Ps.	(73,889)	Ps.	(89,566)	Ps.	(130,676)

Items without cash flow		234,786		211,941		480,678		468,717
Cash flow from income/loss before taxes		183,634		138,052		391,112		338,041

Cash flow from:
Accounts receivables		(7,227)		(32,664)		(78,517)		(58,346)
Inventory		6,310		(4,065)		12,955		(5,630)
Accounts payables		(24,239)		30,882		(11,383)		(31,298)
Other assets and liabilities		49,276		8,990		47,092		28,703
Cash flow from operation activities		24,120		3,143		(29,853)		(66,571)

Net cash flow from operating activities		207,754		141,195		361,259		271,470

Cash flow from:
Telephone network systems and equipment, net		(73,488)		(171,545)		(121,026)		(300,814)
Other intangible assets		(22,500)		(25,000)		(45,000)		(50,000)
Cash flow from capital expeditures		(95,988)		(196,545)		(166,026)		(350,814)

Cash in excess/(required) to be used in financing activities		111,766		(55,350)		195,232		(79,344)

Cash flow from :
Senior notes		(25,780)		38,540		(103,640)		(80,400)
Vendor financing		(190)		2,025		(546)		2,025
Additional paid in capital		1,884		1,574		5,832		2,488
Other financing activities		(140,519)		(149,445)		(142,671)		(153,340)
Cash flow from financing activities		(164,604)		(107,306)		(241,024)		(229,227)

Increase (decrease) in cash and temporary investments		(52,838)		(162,657)		(45,792)		(308,571)

Cash and cash equivalents at beginning of the period		382,270		841,429		375,224		987,343
Cash and cash equivalents at the end of the period	Ps.	329,432	Ps.	678,772	Ps.	329,432	Ps.	678,772